Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF OCTOBER 21, 2014

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2013, filed with the SEC on September 23, 2014, as the Annual Report may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as it may be amended from time to time, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Selected Colombian Economic Indicators

	2009	2010	2011	2012	2013

Domestic Economy
Real GDP Growth (percent)(1)	1.7%	4.0%	6.6%	4.0%	4.7%
Gross Fixed Investment Growth (percent)(1)	(1.3)	4.9	19.0	4.6	6.1
Private Consumption Growth (percent)(1)	0.6	5.0	6.0	4.4	4.2
Public Consumption Growth (percent)(1)	5.9	5.6	3.6	5.7	5.8
Consumer Price Index(2)	2.0	3.2	3.7	2.4	1.9
Producer Price Index(2)	(2.2)	4.4	5.5	(3.0)	(0.5)
Interest Rate (percent)(3)	6.1	3.7	4.2	5.4	4.2
Unemployment Rate (percent)(4)	11.3	11.1	9.8	9.6	8.4
Balance of Payments(5)	(millions of U.S. dollars)
Exports of Goods	33,977	40,762	58,262	61,604	60,364
Imports of Goods	31,428	38,406	52,126	56,648	57,101
Current Account Balance	(4,650)	(8,666)	(9,713)	(11,300)	(12,276)
Net Foreign Direct Investment	(4,530)	(947)	(6,228)	(15,646)	(8,546)
Net International Reserves(6)	25,356	28,452	32,300	37,467	43,633
Months of Coverage of Imports (Goods and Services)	7.9	7.3	6.3	6.7	7.7
Public Finance(7)	(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(8)	Ps. 207,239	Ps. 219,631	Ps. 249,989	Ps. 285,297	Ps. 309,713
Non-financial Public Sector Expenditures(8)	215,153	229,354	255,860	278,032	315,285
Non-financial Public Sector Primary Surplus/(Deficit)(9)	4,542	(651)	7,059	21,984	10,956
Percent of Nominal GDP	0.9%	(0.1)%	1.1%	3.3%	1.6%
Non-financial Public Sector Fiscal Surplus/(Deficit)	(10,614)	(12,655)	(11,549)	2,824	(6,968)
Percent of Nominal GDP	(2.4)%	(3.1)%	(1.8)%	0.4%	(1.0)%
Central Government Fiscal Surplus/(Deficit)	(20,715)	(21,019)	(17,507)	(15,440)	(16,645)
Percent of Nominal GDP	(4.1)%	(3.9)%	(2.8)%	(2.3)%	(2.4)%
Public Debt(10)	(billions of pesos or percentage of GDP)
Public Sector Internal Funded Debt(11)	Ps. 159,032	Ps. 183,319	Ps. 192,105	Ps. 200,522	Ps. 227,032
Percent of Nominal GDP(1)	31.3%	33.6%	30.9%	30.2%	30.8%
Public Sector External Funded Debt(12)	$ 35,563	$ 38,253	$ 40,606	$ 44,496	$ 50,623
Percent of Nominal GDP(1)	15.4%	14.0%	14.9%	11.3%	13.4%

1:     Figures for 2012 and 2013 are preliminary.

2:     Percentage change over the twelve months ended December 31 of each year.

3:     Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).

4:     Refers to the average national unemployment rates in December of each year.

5:     Calculations based on the sixth edition of the IMF’s Balance of Payments Manual. For more information, see “—Foreign Trade and Balance of Payments—Balance of Payments”.

6:     Calculation of the change in international reserves based on the fifth edition of the IMF’s Balance of Payments Manual, which recommends that variations not be included.

7:     All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector.

8:     The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear had such transfers been eliminated upon consolidation.

9:     Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income. Figures for 2012 and 2013 are preliminary.

10:     Figures for 2013 are subject to revision. Exchange rates as of December 31 of each year.

11:     Includes peso-denominated debt of the Government (excluding state-owned financial institutions) with an original maturity of more than one year and public sector entities’ guaranteed internal debt.

12:     In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS.

Republic of Colombia

Government and Political Parties

In the presidential elections that took place in 2014, Juan Manuel Santos was reelected as president of Colombia. The next presidential election is scheduled for May 2018.

Internal Security

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002 and this trend has continued into the Santos administration. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide decreased from 15,817 in 2009, to 15,459 in 2010, and although they increased to 16,127 in 2011 and 16,440 in 2012, they decreased to 15,419 in 2013. Incidents of kidnapping increased from 213 in 2009 to 282 in 2010 and to 305 in 2011, but remained constant in 2012. Incidents of kidnapping decreased by 2.0% to 299 in 2013. Incidents of terrorism decreased from 489 in 2009 to 472 in 2010, but increased to 571 in 2011 and to 894 in 2012. Incidents of terrorism decreased to 890 in 2013. For the eight-months ended August 31, 2014, preliminary data shows that homicides decreased by 17.3%, kidnapping incidents increased by 4.8% and incidents of terrorism decreased by 17.9%, as compared to the same period in 2013.

Internal security issues continue to be a leading challenge faced by Colombia, and there can be no assurance that the decrease in criminal activity will continue in the future. Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement establishes a procedure which aims to end the armed conflict. The proposed peace process includes an agenda with five concrete points: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combating drug trafficking; and (v) the rights of victims. The agreement does not contemplate the cession of land or cessation of military operations. The negotiations started in the first half of October 2012 in Oslo, Norway and have continued in Havana, Cuba.

On May 26, 2013, the Government and the FARC achieved an agreement on the first negotiation point concerning rural development. The main points of the agreement covered the following topics: access and land use, unproductive lands, granting formal title to occupied properties, protection of agricultural frontier areas and reserves, development programs with a territorial approach, infrastructure and land improvement, social development, encouragement of agricultural production, economic cooperation, and food and nutrition policies.

An agreement on political participation, the next point in the negotiation agenda, was reached on November 6, 2013. The agreement includes: (i) rights and guarantees for political opposition, including access to media, in particular for new political movements that appear once the final agreement is reached; (ii) democratic mechanisms for public participation, including direct participation; and (iii) measures to promote further participation, in equal conditions and with security guarantees, of all sectors of the society in national, regional and local politics, including the most vulnerable population.

On May 16, 2014, the Government and the FARC announced an agreement concerning the problem of drug trafficking. The agreement aims to: (i) work with the people concerned; (ii) transform the affected farmlands, opening new opportunities for communities and territories; (iii) guarantee the rights of rural farmers; (iv) clear the areas affected by landmines and unexploded ordnance; (v) promote a comprehensive strategy to ensure full respect of the rule of law in the territories concerned; (vi) implement a program for eradicating illicit crops; and (vii) strengthen institutional capabilities for the detection, control and reporting of illicit financial transactions and promote new plans against money laundering.

On June 7, 2014, the Government and the FARC announced an agreement to take responsibility for the victims of the internal conflict, one of the most important points in the peace negotiations between the Government and the FARC. The agreement outlined ten basic principles: (i) recognition of victims; (ii) acknowledgment of responsibility; (iii) recognition of the rights of the victims; (iv) victim participation; (v) the discovery of the truth of what happened during the conflict; (vi) reparation for victims; (vii) guarantees of protection and security; (viii) guarantee of non-repetition; (ix) principle of reconciliation; and (x) focus on human rights. Finalization of this agreement, however, is conditioned on a general agreement upon the full negotiating agenda and no assurance can be given that such agreement will be reached or that if it is reached, that the agreement will not be materially modified.

Other Domestic Initiatives

On November 22, 2013, a law on infrastructure was passed. The main purpose of the law is to establish a regulatory framework and provide tools for improving the country’s transportation infrastructure. It seeks to make the approval and execution process for transportation infrastructure more efficient and expeditious through structures that will support and facilitate the development of a modern transport network for the country.

On October 3, 2014, a tax bill was presented in Congress. The main purpose of the bill is to fund 2015 budgetary spending, including social and investment expenditures, while working toward the goal of an equitable tax structure. The bill seeks to: (i) add three percentage points to the income tax (Impuesto Sobre la Renta Para la Equidad—CREE or the Business Contribution to Equality) for earnings above Ps.1 billion; (ii) impose a wealth tax (for net wealth above Ps.1 billion); (iii) maintain the tax on financial transactions; and (iv) require the declaration of assets held abroad.

Economy

Gross domestic product

The Colombian economy grew by approximately 1.7% in 2009, 4.0% in 2010 and 6.6% in 2011 in real GDP terms. According to preliminary figures, real GDP grew approximately 4.0% in 2012 and 4.7% in 2013. Preliminary figures indicate that real GDP grew approximately 6.5% during the first quarter of 2014 and 4.3% during the second quarter of 2014, compared to the same periods in 2013.

According to preliminary figures, during the first quarter of 2014, the sectors that experienced the greatest real growth were construction (18.2%), social and health activities (6.5%), agriculture, livestock, fishing, forestry and hunting (6.1%), and financial services and housing activities (6.0%) when compared to the same period in 2013. No sector registered a contraction during this period.

According to preliminary figures, during the second quarter of 2014, the sectors that experienced the greatest real growth were construction (10.2%), financial services and housing (6.1%), social and health activities (5.8%) and retail, restaurants and hotels (4.8%). The sectors that experienced the greatest decrease in real growth when compared to the same period in 2013 were mining (2.2%) and manufacturing industry (1.4%).

Employment and labor

The following table presents national monthly average rates of unemployment for January 2010 through August 2014, according to the methodology adopted by DANE.

National Monthly Unemployment Rates

	2010	2011	2012	2013	2014
January	14.6%	13.6%	12.5%	12.1%	11.1%
February	12.6	12.9	11.9	11.8	10.7
March	11.8	10.9	10.4	10.2	9.7
April	12.2	11.2	10.9	10.2	9.0
May	12.0	11.2	10.7	9.4	8.8
June	11.6	10.9	10.0	9.2	9.2
July	12.7	11.5	10.9	9.9	9.3
August	11.2	10.1	9.7	9.3	8.9
September	10.6	9.7	9.9	9.0	n/a
October	10.2	9.0	8.9	7.8	n/a
November	10.8	9.2	9.2	8.5	n/a
December	11.1	9.8	9.6	8.4	n/a

n/a:  Not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework covering balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the Balance of Payments. On the Current Account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the Capital Account side, loans between affiliates (for non-financial sector companies), which had previously been incorporated within the loans account, are now included in the Direct Investment account. Furthermore, changes in the format for the presentation of information have been incorporated.

According to preliminary figures, Colombia’s current account registered a U.S. $12,276 million deficit in 2013, compared to a U.S. $11,300 million deficit for 2012. The increase in the current account deficit was mainly due to an increase in imports of goods and services accompanied by a decrease of exports in this same sector.

Income outflows were driven primarily by higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2013, the financial account registered a U.S. $11,723 million deficit, compared to a U.S. $11,294 million deficit for 2012. The increase in the deficit was mainly caused by a decrease in the portfolio investment and other investment accounts.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $8,107 million for the first six months of 2014, compared to a deficit of U.S. $5,453 million for the same period in 2013. The financial account registered a deficit of U.S. $7,950 million for the first six months of 2014, compared to a U.S. $5,072 million deficit for the same period in 2013.

The following table presents preliminary balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)

	For Year Ended December 31,					For the First Six Months of

Account	2009	2010	2011	2012(2)	2013(2)	2013(2)	2014(3)

	(in millions of U.S. dollars)

1 Current Account	(4,650)	(8,666)	(9,713)	(11,300)	(12,276)	(5,453)	(8,107)

Credit (Exports)	45,333	52,854	72,230	77,264	76,284	37,691	36,772

Debit (Imports)	49,982	61,520	81,943	88,563	88,560	43,144	44,878

1.Goods and Services	(822)	(1,887)	950	(843)	(2,652)	(625)	(3,454)

Credit (Exports)	38,559	45,875	63,898	68,034	67,223	33,231	32,409

Debit (Imports)	39,382	47,761	62,948	68,877	69,875	33,856	35,863

1.A.Goods	2,549	2,356	6,137	4,956	3,263	2,228	(442)

Credit (Exports)	33,977	40,762	58,262	61,604	60,364	30,020	29,065

Debit (Imports)	31,428	38,406	52,126	56,648	57,101	27,792	29,507

1.A.Services	(3,372)	(4,243)	(5,187)	(5,799)	(5,915)	(2,853)	(3,013)

Credit (Exports)	4,582	5,113	5,636	6,430	6,859	3,211	3,344

Debit (Imports)	7,953	9,356	10,823	12,229	12,774	6,064	6,356

1.B Primary Income	(8,386)	(11,227)	(15,497)	(15,036)	(14,196)	(7,029)	(6,594)

Credit	1,576	1,664	2,762	3,835	3,609	1,803	1,906

Debit	9,961	12,891	18,260	18,871	17,805	8,832	8,500

1.C Secondary Income	4,558	4,448	4,834	4,579	4,572	2,201	1,942

Credit	5,198	5,315	5,570	5,394	5,452	2,657	2,457

Debit	640	868	735	815	880	456	515

3 Financial Account	(5,135)	(8,921)	(8,844)	(11,294)	(11,723)	(5,072)	(7,950)

3.1 Direct Investment	(4,530)	(947)	(6,228)	(15,646)	(8,546)	(6,256)	(6,081)

Net Acquisition of Financial Assets	3,505	5,483	8,420	(606)	7,652	1,441	2,371
3.1.1 Equity and Investment Fund Share	2,807	6,893	7,254	(557)	7,468	1,685	2,179
3.1.2 Debt Instruments	698	(1,410)	1,165	(49)	184	(244)	192

Net Incurrence of Liabilities	8,035	6,430	14,648	15,039	16,198	7,697	8,452
3.1.1 Equity and Investment Funds Share	7,303	7,065	12,776	13,800	13,830	6,800	7,821
3.1.2 Debt Instruments	731	(635)	1,872	1,239	2,368	897	631

3.2 Portfolio Investment	(1,912)	(973)	(6,090)	(5,690)	(6,978)	(3,933)	(5,407)

Net Acquisition of Financial Assets	2,756	2,290	2,111	1,666	4,096	974	5,364
3.2.1 Equity and Investment Fund Share	-	-	-	-	-	-	-
3.2.2 Debt Securities	2,756	2,290	2,111	1,666	4,096	974	5,364

Net Incurrence of Liabilities	4,668	3,263	8,202	7,356	11,073	4,907	10,770

3.2.1 Equity and Investment Fund Share	67	1,318	2,288	3,180	1,926	1,409	2,008
3.2.2 Debt Securities	4,601	1,944	5,914	4,176	9,147	3,499	8,763

3.3 Financial Derivatives and Options to Purchase Shares by Employees	-	-	-	-	-	-	-
Net Acquisition of Financial Assets	-	-	-	-	-	-	-

Net Incurrence of Liabilities	-	-	-	-	-	-	-

3.4 Other Investments	(144)	(10,144)	(267)	4,636	(3,145)	998	1,746

Net Acquisition of Financial Assets	1,221	210	3,417	2,431	1,826	3,587	1,250

Net Incurrence of Liabilities	1,365	10,354	3,684	(2,204)	4,971	2,589	(496)

3.5 Reserve Assets	1,451	3,142	3,742	5,406	6,946	4,119	1,791

Net Errors and Omissions	(485)	(255)	869	6	553	381	156

Memorandum of the Financial Account Excluding Reserve Assets	(6,586)	(12,064)	(12,586)	(16,700)	(18,669)	(9,191)	(9,742)

(1)	Figures for all years have been recalculated according to the recommendations contained in the sixth edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Provisional.

Source: Banco de la República—Economic Studies.

According to preliminary figures from Banco de la República, exports of goods totaled U.S. $60.4 billion in 2013, representing a 2.0% decrease compared to 2012. Exports of services increased from U.S. $6,430 million in 2012 to US. $6,859 million in 2013, an increase of 6.7%. Imports of goods increased from U.S. $56,648 million in 2012 to U.S. $57,101 million in 2013, an increase of 0.8%, while imports of services increased from U.S. $12,229 million to U.S. $12,774 million, an increase of 4.5%.

According to preliminary figures from Banco de la República, for the first six months of 2014, exports of goods totaled U.S. $29,065 million, representing a 3.2% decrease over the same period in 2013. Exports of services increased from U.S. $3,211 million for the first six months of 2013 to U.S. $3,344 million for the same period of 2014, resulting in a 4.1% increase. Imports of goods increased from U.S. $27,792 million for the first six months of 2013 to U.S. $29,507 million for the same period of 2014, a 6.2% increase, while imports of services increased from U.S. $6,064 million for the first six months of 2013 to U.S. $6,356 million for the same period of 2014, an increase of 4.8%.

Monetary System

Financial sector

As of August 31, 2014, Colombia’s financial sector had a total gross loan portfolio of Ps. 306.8 trillion, compared to Ps. 270.2 trillion as of August 31, 2013. Past-due loans totaled Ps. 9.7 trillion as of August 31, 2014, Ps. 8.2 trillion as of August 31, 2013, and Ps. 6.9 trillion as of August 31, 2012, an increase of 40.6% over the three years. Past-due loans were 3.25% of total loans as of August 31, 2014, 3.11% of total loans as of August 31, 2013 and 3.04% as of August 31, 2012. Provisions covering past-due loans decreased from 151.7% as of August 31, 2013 to 143.7% as of August 31, 2014.

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 14.75% of risk-weighted assets as of August 31, 2013 to 15.02% as of August 31, 2014. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 290.9 trillion as of August 31, 2013 to Ps. 324.6 trillion as of August 31, 2014.

The following table shows the results of the financial sector as of, and for the eight months ended August 30, 2014:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the eight months ended August 30, 2014)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 415,359,196	Ps. 356,783,620	Ps. 58,575,576	Ps. 4,932,630

Non-Banking Financial Institutions(1)	40,977,582	31,999,305	8,978,277	622,738

Special State-Owned Institutions(2)	47,221,704	40,120,154	7,101,550	315,863

Total	Ps.503,558,481	Ps.428,903,079	Ps.74,655,403	Ps.5,871,231

Totals may differ due to rounding.

(1)	Includes financial corporations, commercial financing companies and cooperatives.

(2)

Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source:  Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2013 was 1.9% as compared to 2.4% in 2012. The CPI at the end of August 2014 was 3.0%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2013 was -0.5%, as compared to -3% for 2012. The eight-month change in the PPI as of August 31, 2014 was 4.1%.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) decreased from 5.2% as of December 31, 2012 to 4.1% as of December 31, 2013. The average DTF as of August 31, 2014 was 4.0%.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2012
January	3.5	3.8	5.1
February	3.6	2.7	5.3
March	3.4	1.6	5.4
April	3.4	1.6	5.5
May	3.4	0.8	5.5
June	3.2	(0.7)	5.5
July	3.0	(0.3)	5.4
August	3.1	0.1	5.4
September	3.1	0.1	5.3
October	3.1	(1.1)	5.4
November	2.8	(2.1)	5.3
December	2.4	(3.0)	5.2
2013
January	2.0	(2.5)	5.1
February	1.8	(2.5)	4.8
March	1.9	(1.9)	4.6
April	2.0	(2.4)	4.2
May	2.0	(2.1)	4.0
June	2.2	(0.2)	3.9
July	2.2	0.0	4.0
August	2.3	(0.5)	4.1
September	2.3	(1.3)	4.1
October	1.8	(1.9)	4.0
November	1.8	(1.3)	4.0
December	1.9	(0.5)	4.1
2014
January	2.1	0.2	4.0
February	2.3	1.3	4.0
March	2.5	2.6	3.9
April	2.7	3.4	3.8
May	2.9	3.1	3.8
June	2.8	2.5	3.9
July	2.9	2.3	4.1
August	3.0	3.0	4.0
September	2.9	3.7	4.3

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	For each indicated month, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On July 31, 2014, Banco de la República decided to increase the discount rate by 25 basis points to 4.25%. On August 29, 2014, the discount rate was again increased by 25 basis points to 4.5%, with the anticipation that the increase in the discount rate will keep inflation expectations close to the target of 3% and economic activity at its potential level.

Foreign exchange rates and international reserves

Exchange rates. On September 30, 2014, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,028.48=U.S. $1.00, as compared to Ps. 1,914.65=U.S. $1.00 on September 30, 2013. During the nine-month period ended September 30, 2014, the Representative Market Rate reached a high of Ps. 2,054.90=U.S. $1.00 on February 28, 2014, and a low of Ps. 1,846.12=U.S. $1.00 on July 25, 2014. In 2013, the Representative Market Rate reached a high of Ps. 1,952.11=U.S. $1.00 on September 6, 2013, and a low of Ps. 1,758.45=U.S. $1.00 on January 15, 2013. In 2012, the Representative Market Rate reached a high of Ps. 1,942.70=U.S. $1.00 on January 3, 2012, and a low of Ps. 1,754.89=U.S. $1.00 on May 4, 2012.

International reserves. As of September 30, 2014, net international reserves were U.S. $47.1 billion compared to U.S. $43.1 billion as of September 30, 2013, a 9.4% increase. Between January 2011 and December 2011, Banco de la República intervened in the market through the net purchase of U.S. $3.7 billion to control volatility. During the first six months of 2012, Banco de la República intervened in the market through the net purchase of U.S. $4.8 billion through direct purchase auctions. On August 24, 2012, in order to provide liquidity to the economy, Banco de la República decided to buy U.S. $700 million through daily auctions between August and September. As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts on foreign exchange. As of October 8, 2014, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts on foreign exchange.

In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, totaling U.S. $2.0 billion between July and September 2014, buying not less than U.S. $30 million daily. During October 2014, Banco de la República has resumed the accumulation of international reserves through an average of daily purchases of U.S. $10.0 million in competitive auctions. From January to September 2014, Banco de la República accumulated U.S. $3.6 billion.

On May 22, 2012, the Government issued Decree 1076 of 2012, which establishes a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such amount of royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury at its sole discretion may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of September 30, 2014, royalties reached an aggregate amount of Ps. 25.6 trillion since inception and, as of August 30, 2014, transfers in dollars into the Savings and Stabilization Fund since inception were U.S. $2.3 billion.

Public Sector Finance

General

For the year ended December 31, 2013, the Central Government fiscal deficit increased to 2.4% of GDP, compared to a deficit of 2.3% of GDP in 2012. According to the 2014 Medium Term Fiscal Framework, the Central Government’s fiscal deficit for 2014 is estimated to be 2.4% of GDP.

In 2013 the Central Government’s structural fiscal deficit was 2.3% of GDP, which was lower than the level registered for 2012 (2.4%). The Government estimates that the Central Government’s structural deficit will be 2.3% of GDP in 2014, 1.9% in 2018 and 1.0% in 2022.

The following table shows the principal budget assumptions for 2014:

Principal 2014 Budget Assumptions(1)

2014 Budget
Assumptions
as of June 2014 (1)

Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps. 762.4
Real GDP Growth	4.7%
Inflation
Domestic Inflation (producer price index)(2)	2.4%
Domestic Inflation (consumer price index)(2)(4)	3.0%
External Inflation(3)	1.5%
Real Devaluation (average)	1.8%
Interest Rates
Prime (United States)(4)	3.2%
LIBOR (six month)(4)	0.4%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	1.8
Oil ($/barrel) (Cusiana)	97.0
Coal ($/ton)	85.0
Nickel ($/lb)(4)	2.45
Gold ($/Troy oz.)(4)	1,200.0

(1)   Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2014 in connection with the release of the Medium Term Fiscal Plan 2014.

(2)   End of period. Calculated using the projected change in the consumer price index and producer price index for 2013.

(3)   “External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, April 2014.

(4)   Budget assumptions based on Banco de la República data.

The figures set forth in this “—Public Sector Finance” section represent Colombia’s forecast with respect to the Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth in this section.

Privatization of Isagen

On July 30, 2013, the Government announced the sale of its interest in Isagen (57.7% of the total shares of Isagen), a company engaged in electric power generation and commercialization of energy solutions. On August 12, 2014, the Government decided to extend the privatization of Isagen up to a year because several bidders requested additional time to review the decision to acquire a controlling interest in Isagen and the extra time would allow for the completion of the Sogamoso hydroelectric project. In addition, the Government believes that the extension could increase the number of bidders, lead to increased competition in the bidding process and maximize the value to the nation. However, no assurance can be given that the sale will be completed.

Flexible credit line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year U.S. $5.8 billion successor arrangement under the Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 34.5% in 2009. It increased to 35.6% in 2010 but decreased to 34.1% in 2011 and further to 32.5% in 2012. The ratio of total net non-financial public sector debt to GDP was 34.7% in 2013.

Public sector internal debt

As of August 31, 2014, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 204.0 trillion, compared to Ps. 177.1 trillion as of August 31, 2013. The following table shows the direct internal funded debt of the Central Government as of August 31, 2014 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At August 31, 2014
(in millions of pesos)

Treasury Bonds	Ps. 190,937,949
Pension Bonds	10,168,394
Títulos de Reducción de Deuda (TRD)	1,343,385
Peace Bonds	14,241
Constant Value Bonds	1,090,661
Banco Agrario	-
Others(1)	409,769
Security Bonds	224

Total	Ps. 203,964,624

Total may differ due to rounding.

(1)  Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 190.1 billion as of August 31, 2014.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	As of December 31, 2013	As of August 31, 2014
	(in millions of U.S. dollars)

Central Government	U.S. $ 35,658	U.S. $ 36,982
Public Entities(2)
Guaranteed	1,871	1,787
Non-Guaranteed	13,093	16,398

Total External Funded Debt	U.S. $ 50,623	U.S. $ 55,167

(1)	Provisional; subject to revision. Includes debt with an original maturity of more than one year and excludes debt with resident financial institutions. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2013 and August 31, 2014, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	As of December 31, 2013	As of August 31, 2014
	(in millions of U.S. dollars)

Multilaterals	U.S. $ 16,455	U.S. $ 15,666
IDB	7,233	7,011
World Bank	7,938	7,485
Others	1,284	1,171
Commercial Banks	2,775	3,070
Export Credit Institutions	2,687	2,735
Bonds	27,983	32,979
Foreign Governments	717	713
Suppliers	5	3

Total	U.S. $50,623	U.S. $55,167

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2013 and August 31, 2014, respectively. Excludes debt with resident financial institutions. Source: Debt Registry Office Ministry of Finance.

As of June 30, 2014, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $ 577 million.

On January 28, 2014, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

On October 21, 2014, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $500,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024 and U.S. $500,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044. The settlement for the offering is expected to occur on October 28, 2014.